news release

Zi Corporation Announces First Quarter Results Release
and Conference Call Date

CALGARY, AB, May 9, 2006 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced plans to release its first quarter results before the market opens on Friday, May 12, and to host a conference call at 9:00 AM Eastern Time that same day.

Conference Call
Toll free dial-in number: 1-800-479-9001, or 1-719-457-2618

RSVP
Nathan Abler, Allen & Caron Inc: 949-474-4300 or nathan@allencaron.com

Webcast
A live webcast and 10-day archive of the call can be accessed at:
http://www.zicorp.com.

Recording
A recording will be available shortly following the conference call until
11:59 PM Eastern time on Saturday, May 13, 2006.
Toll free in North America: 1-888-203-1112*
International: 1-719-457-0820*
* Reservation Number: 7347816

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry; eZiType™ for keyboard prediction with auto-correction; Decuma® for predictive pen-input handwriting recognition; and the Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are

Intelligent Interface Solutions

cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in Zi Corporation's most recent reports on SEDAR, Form 20-F and Form 6-K, each as it may be amended from time to time. Zi Corporation's results of operations for the second quarter and six months ended June 30, 2005 are not necessarily indicative of Zi Corporation's operating results for any future periods. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap, eZiType and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

Allen & Caron Inc (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300

Intelligent Interface Solutions